TEMTEX

I N D U S T R I E S, I N C.

ANNUAL REPORT FOR THE YEAR ENDED AUGUST 31, 2001

THIRTY FIRST
ANNUAL REPORT

The Business of Temtex

Temtex Industries, Inc. is a major producer of metal fireplace products used in residential building and remodeling markets. The Company designs and manufactures hearth products including gas and wood-burning zero clearance fireplaces, which are sold in a variety of styles, finishes and sizes. A zero clearance fireplace is similar in function to a masonry fireplace, except that the firebox and flue pipe chimney are fabricated from stainless and coated steels and shipped to the purchaser or construction site. The Company manufactures wood-burning fireplaces as well as those utilizing natural gas and liquefied petroleum products.

The Company introduced a new direct-vent fireplace during 1999 and has added several more direct-vent products since that time. Direct-vent gas fireplaces permit the burning of either natural gas or liquefied petroleum products; however, unlike the vent-free products, must be vented directly to the outdoors. The direct-vent fireplace market is one of the fastest growing segments of the hearth products industry.

The Temco family of vent-free gas log sets as well as related vent-free zero clearance fireplaces continue to be favored by many customers. The vent-free products provide heat from glowing artificial logs and embers without the necessity of a vent, flue or similar device to ventilate combustion gases.

The Company has an ongoing program of development aimed at continually improving the quality, design, efficiency and features of its products.

To Our Fellow Shareholders

During the fiscal year ended August 31, 2001, the management of your Company continued to address a variety of difficult issues associated with overcapacity and a consolidation trend within the fireplace industry. Although Temtex Industries still remains unprofitable, we have continued to take action to significantly reduce overhead and operating costs and to improve manufacturing efficiencies.

Our focus at the beginning of fiscal year 2002 was to implement a build-to-order manufacturing system and aggressively reduce inventories and increase turnover. Our inventory level fell from $7,452,000 at August 31, 2000 to $6,881,000 at August 31, 2001, a reduction of $571,000. Subsequent to the close of fiscal 2001, inventories have continued to fall with a reduction of approximately $1.2 million in the first quarter of fiscal 2002. The focus on inventory turnover will continue throughout fiscal 2002.

Our greatest challenge is to overcome the continued deterioration in sales, which we attribute to a maturation in the markets for woodburning and vent-free gas fireplaces. Our industry is plagued with overcapacity and intense price competition in these mature product categories. To address this situation, Temtex continues to broaden its line of direct-vent fireplaces and vent-free products. Since direct-vent fireplaces represent one of the fastest-growing and most profitable product categories in the home heating industry, our objective is to significantly expand the Company's share of this market segment in coming months.

An increase in our share of the direct-vent market to a level comparable to Temtex's share of the woodburning and vent-free fireplace segments would restore our Company's profitability and greatly improve long-term growth prospects. Our expansion in Mexico and the curtailment of our manufacturing plant in California has, we believe, positioned Temtex as a low-cost producer in our industry. While we cannot assure the success of our strategy, management is encouraged by the recent addition of new distributors, along with sales opportunities resulting from a reduction in manufacturing capacity within our industry and the elimination of product lines by certain competitors.

Operations during the first quarter of fiscal 2002 remained unprofitable, but net sales increased $400,000, approximately 8%, when compared with the prior-year period. We are optimistic that rising deliveries of our fireplaces can continue to offset the downward trend in sales that has depressed our industry for quite some time.

Although we are unable to forecast future results with any degree of certainty, management currently believes that the emphasis on inventory turnover through a build-to-order concept, the addition of new products, and the implementation of innovative sales and marketing initiatives, should allow Temtex to improve its operating performance during the second half of fiscal 2002. Management is totally focused upon a restoration of profitability and the long-term enhancement of shareholder values.

As always, I would like to express, on behalf of management and the Board of Directors, our appreciation for the continued dedication and support of our employees, customers, vendors and shareholders.

Respectfully submitted,

E R Buford

E. R. Buford
President and Chief Executive Officer

Summary Consolidated Financial Data
(in thousands, except share amounts)

	Year Ended August 31,				
	2001	2000	1999	1998	1997
	(in thousands, except share and per share amounts)				
Selected Statement of Operations Data:					
Net sales	$ 19,151	$ 20,685	$ 24,829	$ 26,162	$ 30,198
Loss from continuing operations	(5,704)	(6,064)	(4,137)	(1,635)	(1,245))
Net (loss) income	(5,704)	(6,064)	1,269	507	(201)
Basic loss per common share from continuing operations (1)	(1.66)	(1.76)	(1.19)	(0.47)	(0.36))
Basic net (loss) income per common share (1)	(1.66)	(1.76)	0.37	0.15	(0.06)
Diluted net (loss) income per common and common equivalent share (1)	(1.66)	(1.76)	0.36	0.14	(0.06)
Basic weighted average common shares outstanding (1)	3,444,641	3,444,641	3,466,975	3,477,141	3,474,155
Diluted weighted average common and common equivalent shares outstanding (1)	3,444,641	3,444,641	3,511,135	3,531,414	3,474,155

	August 31,				
	2001	2000	1999	1998	1997
Selected Balance Sheet Data:					
Total assets	$13,842	$16,541	$23,700(2)	$22,547(2)	$23,233(2)
Long-term debt, excluding current maturities (3)	1,895	1,937	1,984	2,246	2,244
Stockholders' equity (4)	5,686	11,390	17,454	16,288	15,781

(1) All per share and weighted common and common equivalent shares outstanding have been restated to reflect the adoption of SFAS No. 128.

(2) Includes assets related to discontinued operations.

(3) Includes capitalized lease obligations to related parties and obligations of discontinued operations.

(4) The Company has not declared or paid cash dividends during the relevant periods.

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the audited consolidated financial statements and related notes of the Company included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. Among the risks and uncertainties to which the Company is subject are the risks inherent in the cyclical and unpredictable nature of the housing and home products business generally, fluctuations in interest rates, geographic concentration of the Company's primary market, the fact that the Company has experienced fluctuations in revenues and operating results, and the highly competitive nature of the industry in which the Company competes, together with each of those other factors set forth in the Company's filings made with the Securities and Exchange Commission. As a result, the actual results realized by the Company could differ materially from the results discussed in the forward-looking statements made herein. Words or phrases such as "will," "anticipate," "expect," "believe," "intend," "estimate," "project," "plan" or similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements made in this Annual Report.

The Company is a producer of metal fireplace products used in the residential and commercial building and the remodeling markets. The Company manufactures and distributes its fireplace products through Temco Fireplace Products, Inc., a wholly owned subsidiary of the Company. The Company's fireplace products are sold nationwide to a network of contractors, distributors and retailers.

In January 1999 the Company completed the sale of Texas Clay Industries, an operating division of the Company that produced face brick products. The results of operations and gain on the sale have been classified as discontinued operations.

Fiscal Year 2001 Compared to Fiscal Year 2000

Net Sales

Net sales decreased approximately $1.5 million or 7% in fiscal 2001 compared to fiscal 2000. The reduction in sales was mainly due to an overall reduction in the number of woodburning and vent-free fireplace units delivered which was partially offset by an increase of approximately 57% in the number of direct-vent gas fireplaces delivered over fiscal 2000. Approximately 83% of the decrease was attributable to the decrease in the quantities delivered in fiscal 2001.

Gross Profit

Gross profit decreased approximately $0.5 million or 29% in fiscal 2001 compared to fiscal 2000. The decrease in gross profit was primarily due to the decrease in sales volume. The production level required to sustain the lower sales level did not allow for full absorption of overhead expenses. Anticipated efficiencies from greater utilization of the Tennessee and Mexico facilities were only marginally realized due to the inadequate sales and production volume. The Company also recorded a $350,000 inventory write-off for estimated losses on obsolete inventory.

Selling, General and Administrative Expenses

Selling expenses decreased approximately 14% or approximately $457,000 in fiscal 2001 compared to fiscal 2000. The most significant decreases were recorded in salaries, commissions and advertising expenses.

General and administrative expenses decreased approximately 15% or $618,000 in fiscal 2001 compared to fiscal 2000. Reductions were noted in salaries, security plan expense, and bad debt expense.

Interest Expense

Net interest expense increased approximately $210,000 or 74% in fiscal 2001 compared to fiscal 2000. The increase was the result of borrowings under the Company's credit agreement.

Other Income

Other income or expense for both fiscal 2001 and 2000 includes immaterial amounts of miscellaneous income and expenses from various sources.

Income Taxes

During fiscal 2001, the Company did not recognize a credit for income taxes. The Company, before considering the valuation allowance, has net deferred tax assets resulting primarily from net operating losses. Therefore, the Company has chosen to establish a valuation allowance to reserve the entire amount until such time that reassessment indicates that it is more likely than not that the benefits will be realized primarily through future taxable income.

Fiscal Year 2000 Compared to Fiscal Year 1999

Net Sales

Net sales decreased approximately $4.1 million or 17% in fiscal 2000 compared to fiscal 1999. The reduction in sales was mainly due to an overall reduction in the number of woodburning and vent-free fireplace units delivered which was partially offset by an increase in the number of direct-vent gas fireplaces delivered of approximately 13% over fiscal 1999. Small decreases in the average unit selling prices across all lines of fireplaces added to the reduction in net sales.

Gross Profit

Gross profit decreased approximately $1.2 million or 42% in fiscal 2000 compared to fiscal 1999. The decrease in gross profit was caused in part, by the decrease in sales volume. In an effort to reduce manufacturing costs, the Company relocated the production line for its 36-inch woodburning fireplaces from its California facility to its plant in Mexico in September 1999. Later in fiscal 2000, all fireplace manufacturing was relocated to either the Mexico facility or the facility in Tennessee. The only production lines remaining in operation in California are those relating to the fabrication of the chimney pipe, pipe returns and concrete logs.

Selling, General and Administrative Expenses

Selling expenses decreased approximately 14% or approximately $546,000 in fiscal 2000 compared to fiscal 1999. The decrease was mainly due to decreases in printing and video expenses, sales volume rebates and expenses related to customer satisfaction.

General and administrative expenses decreased approximately 12% or approximately $595,000 in fiscal 2000 compared to fiscal 1999. A reduction in personnel at the California facility and the Company's corporate office decreased salaries and related benefits expenses during the year. Other significant decreases were recorded in legal and professional expenses as well as group health insurance costs. During fiscal 2000, the Company reduced the amount of its contribution to the employee 401(k) Savings Plan in an effort to reduce expenses. In addition, the Company terminated its Select Management Employee Security Plan. Upon termination of the plan, each participant, excluding the Chairman of the Board of Directors, received a one-time payment of approximately 120% of their annual salary which was partially funded with the cash surrender values of policies covering the participants. The Company recorded a net expense of approximately $260,000 in fiscal 2000 in connection with the termination of the Select Management Employee Security Plan.

Interest Expense

Net interest expense increased approximately $30,000 or 12% in fiscal 2000 compared to fiscal 1999. The net increase was caused by a reduction in the amount of interest income earned through the company's investment in cash funds as a result of utilizing invested cash funds in operations. Income is netted with expense because the income amount is not significant.

Other Income

Other income for both fiscal 2000 and 1999 includes immaterial amounts of miscellaneous income and expenses from various sources.

Income Taxes

During fiscal 2000, the Company did not recognize a credit for income taxes. The Company, before considering the valuation allowance, has net deferred tax assets resulting primarily from net operating losses. Therefore, the Company has chosen to establish a valuation allowance to reserve the entire amount until such time that reassessment indicates that it is more likely than not that the benefits will be realized primarily through future taxable income.

Liquidity and Capital Resources

Net cash used in operating activities was $3,395,000, $2,259,000 and $6,781,000 in fiscal 2001, 2000 and 1999, respectively. Working capital decreased $4,855,000 in fiscal 2001 due to decreases in cash and inventories and the borrowings under the line of credit. Working capital decreased $3,796,000 in fiscal 2000 due mainly to decreases in cash, accounts receivable and inventories resulting principally from the decrease in net sales.

Capital expenditures for fireplace products totaled $384,000, $758,000 and $1,036,000 in fiscal 2001, 2000 and 1999, respectively. The majority of expenditures in each of the years was for tooling, replacement items and major repairs to manufacturing equipment. In fiscal years 2000 and 1999, capital expenditures were primarily made using cash proceeds from the sale of Texas Clay Industries.

In September 2000, the Company entered into a three-year credit agreement with Frost Capital Group whereby the Company may borrow a maximum of $4,000,000 under a revolving credit facility. The amount available under the facility is subject to limitations based on specified percentages of the Company's eligible outstanding receivables and inventory. The outstanding principal bears interest at an annual rate of 1.25% above the specified bank's prime commercial interest rate. Interest is payable monthly and is added to the outstanding loan balance. The revolving credit facility does not require the maintenance of any financial ratios but does contain several covenants. The credit facility is secured by all assets of the Company and its subsidiary, Temco Fireplace Products, Inc. At August 31, 2001 there was approximately $2,955,000 outstanding under the credit facility, which was the maximum credit available on that day.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company incurred significant losses from continuing operations of $5,704,000 and $6,064,000, and used cash in its operations of $3,395,000 and $2,259,000, during the years ended August 31, 2001 and 2000, respectively. In addition, considering borrowing limitations under the Company's existing credit agreement, the Company was not able to borrow any additional amounts under its credit agreement at August 31, 2001. These factors, among others, indicate that the Company may be unable to continue as a going concern.

Management recognizes that the Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to allow the Company to satisfy its obligations on a timely basis. The generation of sufficient cash flow is dependent not only on the successful expansion of the Company's share of the market for its product, but also on its ability reduce inventories. The primary focus is on increasing revenue levels to utilize excess capacity and to increase inventory turnover. The Company is performing a detailed review of each sales territory to determine what actions should be taken to increase the Company's market share in that region. In addition, the Company has engaged the services of a consultant to facilitate the implementation of an inventory reduction program. Upon the recommendation of the consultant, during August 2001, the Company implemented an aggressive inventory reduction program that is expected to reduce inventories by more than $1.5 million during fiscal 2002. The Company is also evaluating other methods of controlling inventory levels, including the possible purchase of computer software to more effectively control the purchasing and production processes. The Company expects to be able to achieve these initiatives without disrupting product shipments to current customers. Management believes that the successful achievement of these initiatives combined with borrowings under its existing credit agreement should provide the Company with sufficient resources to meet its near term cash requirements. In addition, the Company is also considering a number of other strategic financing alternatives, however, no assurance can be made with respect to the viability of the Company. If the Company is not successful in achieving its initiatives or obtaining additional financing, it will be unable to continue operations which will have a material adverse effect on the price of its stock.

Earnings Per Share

The Company's Board of Director's approved the purchase of up to $1.0 million of the Company's common stock on the open market in fiscal 1999. The stock purchase program was initiated to indicate management's commitment to increasing shareholder value and their continued confidence, in 1999, in the strength of the Company. The Company was successful in purchasing 40,000 shares for $112,000 during the time allotted for the purchase. The reduction in the number of shares outstanding had no significant impact on the calculation of earnings per share in fiscal 2001 or fiscal 2000.

Discontinued Operations

In the second quarter of fiscal 1999, the Company sold Texas Clay Industries, a division that produced face brick products. Proceeds from the sale were approximately $12.5 million and the pre-tax gain recorded as a result of the sale was approximately $7.4 million. The proceeds were used to pay down indebtedness, purchase equipment and finance operations.

Effects of Inflation

The Company believes that the effects of inflation on its operations have not been material during the past three fiscal years. However, inflation could adversely affect the Company if inflation results in higher interest rates or a substantial weakening in economic conditions that could adversely affect the new housing market.

Temtex Industries, Inc. and Subsidiaries

Consolidated Balance Sheets

	August 31, 2001	August 31, 2000
	(in thousands, except share and per share data)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 169	$ 1,021
Accounts receivable, less allowance for doubtful accounts: 2001 — $274 and 2000 — $319	2,967	2,847
Inventories	6,881	7,452
Prepaid expenses and other assets	159	180
Income taxes recoverable	—	484
TOTAL CURRENT ASSETS	10,176	11,984
OTHER ASSETS	54	162
PROPERTY, PLANT AND EQUIPMENT		
Buildings and improvements	2,615	2,615
Machinery, equipment, furniture and fixtures	18,701	18,432
Leasehold improvements	1,309	1,302
	22,625	22,349
Less allowances for depreciation and amortization	19,013	17,954
	3,612	4,395
	$13,842	$16,541
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes payable	$ 2,955	$ —
Accounts payable	2,337	1,565
Accrued expenses	899	1,396
Income taxes payable	8	206
Current maturities of indebtedness to related parties	18	15
Current maturities of long-term obligations	44	32
TOTAL CURRENT LIABILITIES	6,261	3,214
INDEBTEDNESS TO RELATED PARTIES, less current maturities	1,547	1,565
LONG-TERM OBLIGATIONS, less current maturities	348	372
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock — $1 par value; 1,000,000 shares authorized, none issued	—	—
Common stock — $.20 par value; 10,000,000 shares authorized, 5,286,125 shares issued	720	720
Additional capital	9,253	9,253
(Accumulated deficit) retained earnings	(3,848)	1,856
	6,125	11,829
Less:		
Treasury stock:		
At cost — 153,696 shares	439	439
At no cost — 1,687,788 shares	—	—
	5,686	11,390
	$13,842	$16,541

See notes to consolidated financial statements.

Temtex Industries, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended August 31,		
	2001	2000	1999
	(in thousands, except share and per share data)		
Net sales	$ 19,151	$ 20,685	$ 24,829
Cost of goods sold	17,991	19,057	22,004
	1,160	1,628	2,825
Costs and expenses:			
Selling, general and administrative	6,326	7,401	8,542
Interest	493	283	253
Other expense (income)	45	(58)	7
	6,864	7,626	8,802
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX (BENEFIT) AND DISCONTINUED OPERATIONS	(5,704)	(5,998)	(5,977)
State, federal and foreign income tax (benefit):	—	66	(1,840)
LOSS FROM CONTINUING OPERATIONS	(5,704)	(6,064)	(4,137)
GAIN FROM DISPOSAL AND OPERATING INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	—	—	5,406
NET (LOSS) INCOME	$ (5,704)	$ (6,064)	$ 1,269
Basic and diluted (loss) income per common share:			
Continuing operations—Basic and diluted	$ (1.66)	$ (1.76)	$ (1.19)
Net (loss) income			
Basic	$ (1.66)	$ (1.76)	$ 0.37
Diluted	$ (1.66)	$ (1.76)	$ 0.36
Basic weighted average common shares outstanding	3,444,641	3,444,641	3,466,975
Diluted weighted average common and common equivalent shares outstanding	3,444,641	3,444,641	3,511,135

See notes to consolidated financial statements.

Temtex Industries, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Common Stock Outstanding		Additional Capital	(Accumulated Deficit) Retained Earnings	Cost of Treasury Stock
	Shares	Amount			
		(Dollars in thousands)			
BALANCE AT AUGUST 31, 1998	3,477,141	$718	$9,246	$ 6,651	$327
Exercise of stock options	7,500	2	7		
Purchase of stock	(40,000)				112
Net income				1,269	
BALANCE AT AUGUST 31, 1999	3,444,641	720	9,253	7,920	439
Net loss				(6,064)	
BALANCE AT AUGUST 31, 2000	3,444,641	720	9,253	1,856	439
Net loss				(5,704)	
BALANCE AT AUGUST 31, 2001	3,444,641	$720	$9,253	$(3,848)	$439

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended August 31,		
	2001	2000	1999
	(in thousands)		
OPERATING ACTIVITIES			
Net (loss) income	$(5,704)	$(6,064)	$ 1,269
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Depreciation	1,168	1,272	1,394
Discontinued operations:			
Gain on sale, net of tax	—	—	(4,670)
Income from operations, net of tax	—	—	(736)
Deferred taxes	—	313	(63)
Loss on disposition of property, plant and equipment	—	23	—
Provision for doubtful accounts	148	225	249
Changes in operating assets and liabilities:			
Accounts receivable	(268)	576	62
Inventories	571	1,228	(931)
Prepaid expenses and other assets	129	1,705	(1,473)
Accounts payable and accrued expenses	275	(513)	283
Income taxes payable/recoverable	286	(1,024)	781
Net change of operating assets and liabilities of discontinued operation	—	—	(2,946)
NET CASH USED IN OPERATING ACTIVITIES	(3,395)	(2,259)	(6,781)
INVESTING ACTIVITIES			
Purchases of property, plant and equipment	(384)	(758)	(1,036)
Purchases of property, plant and equipment, discontinued operations	—	—	(24)
Proceeds from sale of discontinued operations	—	—	12,484
Proceeds from disposition of property, plant and equipment	—	3	—
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(384)	(755)	11,424
FINANCING ACTIVITIES			
Proceeds from revolving line of credit, long-term obligations	2,978	—	—
Principal payments on revolving line of credit, long-term obligations and indebtedness to related parties	(51)	(42)	(759)
Principal payments on long-term obligations, discontinued operations	—	—	(31)
Proceeds from issuance of common stock	—	—	9
Purchase of treasury stock	—	—	(112)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,927	(42)	(893)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(852)	(3,056)	3,750
Cash and cash equivalents at beginning of year	1,021	4,077	327
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 169	$ 1,021	$ 4,077

See notes to consolidated financial statements.

Note A — Significant Accounting Policies

Organization: Temtex Industries, Inc. (the Company) is a major producer of metal fireplace products. The Company manufactures its fireplace products in facilities located in Manchester, Tennessee; Perris, California; and Mexicali, Mexico. In January 1999, the Company sold its face brick products manufacturing facility located in Malakoff, Texas.

All products are sold through the Company's own sales force and third party sales representatives to contractors, distributors and retailers engaged in providing building products used in both new residential and commercial construction as well as remodeling projects.

At August 31, 2001, assets of approximately $1,073,000 were located at the Company's manufacturing facility in Mexico.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation: The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company incurred significant losses from continuing operations of $5,704,000 and $6,064,000, and used cash in its operations of $3,395,000 and $2,259,000, during the years ended August 31, 2001 and 2000, respectively. In addition, considering borrowing limitations under the Company's existing credit agreement, the Company was not able to borrow any additional amounts under its credit agreement at August 31, 2001. All the assets of the Company and its subsidiary secure amounts outstanding under the credit agreement. The Company has $169,000 of cash and cash equivalents on hand at August 31, 2001. These factors, among others, indicate that the Company may be unable to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management recognizes that the Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to allow the Company to satisfy its obligations on a timely basis. The generation of sufficient cash flow is dependent not only on the successful expansion of the Company's share of the market for its product, but also on its ability to reduce inventories. The Company is performing a detailed review of each sales territory to determine what actions should be taken to increase the Company's market share in that region. In addition, the Company has engaged the services of a consultant to facilitate the implementation of an inventory reduction program. Upon the recommendation of the consultant, during August 2001, the Company implemented an aggressive inventory reduction program that is expected to reduce inventories by more than $1.5 million during fiscal 2002. The Company is also evaluating other methods of controlling inventory levels, including the possible purchase of computer software to more effectively control the purchasing and production processes. The Company expects to be able to achieve these initiatives without disrupting product shipments to current customers. Management believes that the successful achievement of these initiatives combined with borrowings under its existing credit agreement should provide the Company with sufficient resources to meet its near term cash requirements. In addition, the Company is also considering a number of other strategic financing alternatives, however, no assurance can be made with respect to the viability of the Company.

Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of gain and loss contingencies at the date of the consolidated financial statements. Actual results could differ from those estimates.

Inventories: Raw materials and supplies are stated at the lower of cost, determined on the first-in, first-out method, or market. Work in process and finished goods are stated at the lower of cost, determined on the first-in, first-out method or market.

Property, Plant and Equipment: Property, plant and equipment are carried at cost. Capitalized leases are carried at the present value of the net fixed minimum lease commitments, as explained in Note F. Depreciation on buildings and equipment is provided using principally accelerated methods. Amortization of leasehold improvements and assets under capitalized leases are computed using the straight-line method. The estimated useful lives used in computing depreciation and amortization are:

	Years
Buildings and improvements	5-30
Machinery, equipment, furniture and fixtures	3-15
Leasehold improvements	Life of lease

Expenditures for maintenance and repairs are charged to operations; betterments are capitalized.

Income Taxes: Income taxes have been provided using the liability method.

Income Per Common Share: Basic income per common share is based upon the weighted average number of shares of common stock outstanding during the year. Diluted income per share is based upon the weighted average number of shares of common stock and common stock equivalents outstanding during the year unless the effect of the common stock equivalents would be antidilutive. Common stock equivalents include options granted to key employees and outside directors as explained in Note E. The number of common stock equivalents was based on the number of shares issuable on the exercise of options reduced by the number of shares that are assumed to have been purchased at the average price of the common stock during the year with the proceeds from the exercise of the options.

Options outstanding of 129,500, 216,000 and 78,500 for the years ended August 31, 2001, 2000 and 1999 respectively, were not included in the calculation of earnings per share for continuing operations as they were not dilutive.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk: The Company manufactures and sells fireplace products to companies in the construction and remodeling industries. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 days. Credit losses consistently have been within management's expectations.

Advertising Costs: The Company expenses advertising costs as they are incurred. Advertising costs in 2001, 2000 and 1999 were $317,000, $452,000 and $377,000, respectively.

Shipping and Handling Costs: The Company records shipping and handling costs as a reduction to gross sales upon shipment. Shipping and handling costs in 2001, 2000 and 1999 were $1,134,000, $1,231,000 and $1,343,000, respectively.

Revenue Recognition: Revenue is recognized upon the shipment of the Company's products to its customers.

Note B — Inventories

Inventories are summarized below:

	August 31	
	2001	2000
	(in thousands)	
Finished goods	$2,662	$2,992
Work in process	622	619
Raw materials and supplies	3,597	3,841
	$6,881	$7,452

Note C — Notes Payable and Long-Term Obligations

In September 2000, the Company entered into a three-year credit agreement with Frost Capital Group whereby the Company may borrow a maximum of $4,000,000 under a revolving credit facility. The amount available under the facility is subject to limitations based on specified percentages of the Company's eligible outstanding receivables and inventories. The outstanding principal bears interest at an annual rate of 1.25% above the specified bank's prime commercial interest rate. Interest is payable monthly and is added to the outstanding loan balance. The revolving credit facility does not require the maintenance of any financial ratios but does contain both affirmative and negative covenants. In fiscal 2001 the Company exceeded the limit on capital expenditures as specified in one of the covenants. The Company has requested a waiver from the lender. The credit facility is secured by all assets of the Company and its subsidiary, Temco Fireplace Products. At August 31, 2001 there was approximately $2,955,000 outstanding under the credit facility, which was the maximum credit available on that day.

Long-term obligations are summarized as follows:

	August 31, 2001	August 31, 2000
	(in thousands)	
Capitalized lease obligations, with interest at 9.0% to 15.5% — Note F	$1,957	$1,984
Less current maturities	62	47
	$1,895	$1,937

Annual maturities of long-term obligations for each of the five succeeding fiscal years and thereafter are $62,000, $69,000, $74,000, $78,000, $89,000, and $1,585,000.

The Company made interest payments in 2001, 2000 and 1999 of $493,000, $383,000 and $534,000, respectively.

The carrying amounts of the Company's borrowings under its credit arrangement and long-term obligations approximate their fair value.

Note D — Accrued Expenses

Accrued expenses include the following:

	August 31, 2001	August 31, 2000
	(in thousands)	
Employee compensation	$ 223	$ 333
Taxes, other than taxes on income	153	139
Interest	—	7
Group health insurance	150	163
Legal and professional fees	175	266
Other	198	488
	$ 899	$1,396

Note E — Stock Options

In October 1999 and March 2000, respectively, the Board of Directors and shareholders of the Company adopted the 1999 Omnibus Securities Plan (the "1999 Omnibus Plan") to replace the 1990 Stock Plan for Key Employees and the 1990 Stock Plan for outside directors of the Company. The 1990 Plans expired on December 31, 1999. At August 31, 2001, options exercisable for 50,000 shares of common stock remain outstanding under the 1990 Stock Plan for Key Employees. All unexercised options outstanding under the 1990 Stock Plan for outside directors expired on December 31, 1999.

The 1999 Omnibus Plan permits the discretionary granting of stock options, restricted and unrestricted stock grants, performance stock awards, dividend equivalent rights and stock appreciation rights to plan participants. The 1999 Plan permits the Company to grant awards exercisable for up to 175,000 shares of common stock to directors, officers, employees and certain consultants. At the time options are granted, vesting dates are determined by the stock option committee and specified on each individual award. As of August 31, 2001, awards for 111,000 shares of stock have been granted under the 1999 Omnibus plan and options exercisable for 79,500 share of common stock were outstanding.

The Company has elected to continue to follow the expense recognition criteria in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" however, pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 (SFAS No. 123) and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes method with the following weighted average assumptions for fiscal year 2001 and 2000, respectively; risk-free interest rate of 5.86% and 6.36%, expected volatility of 42% and 37%, dividend yield of 0% and a weighted average expected life of the options of five years for all periods. The weighted average fair value at the grant date for fiscal year 2001 and 2000, respectively, was $0.48 and $0.65 per option.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized over the options vesting period. If the Company had accounted for its stock options under the fair value method set forth in SFAS No. 123, proforma net loss and basic and diluted loss per share for the year ended August 31, 2001, would be $5,728,000 and $1.66 and for the year ended August 31, 2000, would be $6,101,000 and $1.77. No proforma disclosures have been provided for fiscal 1999 as the Company did not grant any stock options during that period.

The following table indicates the activity for each option plan:

	Key Employee Plan		Outside Director Plan		1999 Omnibus Plan	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at August 31, 1998	142,500	$3.03	21,000	$2.51	N/A	
Options exercisable at August 31, 1998	125,000	$2.77	21,000	$2.51		
Granted	—		—		—	
Exercised	7,500	$1.19	—		—	
Options outstanding at August 31, 1999	135,000	$3.13	21,000	$2.51	N/A	
Options exercisable at August 31, 1999	135,000	$3.13	21,000	$2.51		
Granted	—		—		91,000	$1.63
Exercised	—		—		—	
Expired	10,000	$4.94	21,000	$2.51	—	
Options outstanding at August 31, 2000	125,000	$2.99	—		91,000	1.63
Options exercisable at August 31, 2000	125,000	$2.99	N/A		21,000	1.82
Granted					20,000	$1.06
Exercised	—				—	
Expired	75,000	$1.69			16,500	$1.67
Options outstanding at August 31, 2001	50,000	$4.94			94,500	$1.50
Options exercisable at August 31, 2001	50,000	$4.94			79,500	$1.58

Option prices range from $1.06 to $4.94 per share and expire between 2001 and 2010.

The weighted average remaining life of the options at August 31, 2001 is seven years.

Note F — Lease Commitments

Two leased plant facilities are accounted for as capitalized leases. The leased properties were capitalized at the initial value of $635,000. In 1995, the Company exercised its option to renew the lease which increased the term of the lease by ten years and added to the value of the lease. The leased properties have a combined net book value of $229,000 and $261,000 at August 31, 2001 and 2000, respectively.

A third manufacturing facility, accounted for as a capitalized lease, is leased from a partnership which includes the Company's Chairman. This facility was capitalized at the initial value of $976,000. During 1995, the facility was expanded, at the expense of the partnership, and the original lease canceled. The new twenty-five year lease negotiated by the Company has basically the same provisions as the original, with an increase in the lease payments in consideration of the expense incurred in the expansion. The facility has a net book value of $1,031,000 and $1,097,000 at August 31, 2001 and 2000, respectively. This lease obligation is classified as "Indebtedness to Related Parties".

Other plant and office facilities are leased under operating lease agreements, which expire at various dates through fiscal 2005. The capitalized leases expire in fiscal 2009 and fiscal 2019.

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases, consisted of the following at August 31, 2001:

	Capital Leases	Operating Leases
	(in thousands)	
Fiscal Year:		
2002	$ 373	$ 306
2003	373	277
2004	366	266
2005	364	193
2006	364	18
Thereafter	3,921	—
Total minimum lease payments	5,761	$1,060
Amount representing interest	3,804	
Present value of net minimum lease payments	$1,957	

Rental expense for operating leases included in continuing operations was $383,000, $391,000 and $330,000 in 2001, 2000, and 1999, respectively.

Notes to Consolidated Financial Statements August 31, 2001 — *(Continued)*

Interest expense paid to related parties was $273,000, $270,000 and $247,000 in 2001, 2000 and 1999, respectively.

Note G — Income Taxes

Significant components of the state, federal and foreign provision (benefit) for income taxes attributable to continuing operations are as follows:

	Year Ended August 31,		
	2001	2000	1999
		(in thousands)	
Current:			
Federal	$ —	$ (315)	$(1,850)
State	—	2	74
Foreign	—	66	—
Total current	—	(247)	(1,776)
Deferred:			
Federal	—	576	(137)
State	—	(263)	73
Total deferred	—	313	(64)
Total income tax expense/(benefit)	$ —	$ 66	$(1,840)

The Company has state net operating loss carryforwards of approximately $15,900,000 expiring in the years 2002 through 2015. The Company also has a federal net operating loss carryforward of approximately $9,200,000 which begins to expire in the year 2021.

A valuation allowance of approximately $4,500,000 has been recorded to offset the federal and state net operating loss carryforwards since the realization of these assets is uncertain.

The differences between the provision (benefit) for federal income taxes and the expected income taxes computed using statutory income tax rates are as follows:

	Year Ended August 31,		
	2001	2000	1999
		(in thousands)	
Federal income tax benefit at statutory rate	$(1,944)	$(2,039)	$(2,032)
State income taxes, net of federal tax benefit	(103)	(174)	(95)
Change in valuation allowance	1,972	2,139	291
Other	75	140	(4)
Total income tax expense/(benefit)	$ —	$ 66	$(1,840)

Deferred income taxes are recognized using the liability method and reflect the tax impact of temporary differences between the amount of assets and liabilities for financial purposes and such amounts as measured by tax laws and regulations. Significant components of the Company's deferred tax assets and liabilities are as follows:

	August 31,	
	2001	2000
	(in thousands)	
Deferred tax assets:		
Accounts receivable allowance	$ 93	$ 110
Capital lease obligation	264	264
Federal and state loss carryforwards	3,734	1,582
Other	571	728
Total deferred tax assets	4,662	2,684
Valuation allowance	(4,464)	(2,492)
Net deferred tax assets	198	192
Deferred tax liabilities:		
Property, plant and equipment	(119)	(118)
Other	(79)	(74)
Total deferred tax liabilities	(198)	(192)
Net deferred tax assets	$ —	$ —

The Company received federal or state income tax refunds in 2001 and 2000 of $575,000 and $5,000 respectively, and made federal and state income tax payments in 2001, 2000 and 1999 of $347,000, $761,000 and $92,000 respectively.

Note H — Employee Benefit Plan

During 1992, the Company adopted a defined contribution benefit plan covering substantially all of its employees. The Company contribution was $.25 for each $1.00 contributed by an employee (up to 4% of eligible wages).

The plan was amended during 1997, which increased the Company contribution to $.50 for each $1.00 contributed by an employee (up to 6% of eligible wages).

The plan was amended again during 2000 which reduced the Company contribution to $0.25 for each $1.00 contributed by an employee (up to 6% of eligible wages).

The total expense for Company contributions was $22,000, $82,000 and $116,000 in 2001, 2000 and 1999, respectively.

Note I — Discontinued Operations

On January 5, 1999, the Company sold its Texas Clay Industries brick manufacturing division for cash of approximately $12.5 million resulting in a net after tax gain of approximately $4.7 million. The financial statements classify Texas Clay Industries as a discontinued operation and prior year has been restated to reflect the same.

For business segment reporting purposes, Texas Clay Industries was previously classified as face brick products.

The components of the Company's results from the discontinued operation of Texas Clay Industries are as follows:

	Year Ended August 31, 1999 (in thousands, except per share data)
Net sales	$3,660
Income from operations before income taxes	1,139
Income taxes	403
	736
Gain on disposal before income taxes	7,413
Income taxes	2,743
	4,670
Gain from disposal and income from discontinued operations, net of income taxes	$5,406
Income per share:	
Basic income per common share:	
Operations	$ .21
Gain on sale	1.35
	$ 1.56
Diluted income per common and common equivalent share:	
Operations	$ .21
Gain on sale	1.33
	$ 1.54

Note J — Contingencies

Due to the complexity of the Company's operations, disagreements occasionally occur.

In the opinion of management, the Company's ultimate loss from such disagreements and potential resulting legal action, if any, will not be significant.

Note K — Quarterly Results (Unaudited)

Summary data relating to the results of operations for each quarter of the years ended August 31, 2001 and 2000 follows (in thousands except per share amounts):

	Three Months Ended			
	Nov 30	Feb 28	May 31	Aug 31
Fiscal year 2001:				
Net sales	$ 4,936	$ 4,098	$ 4,766	$ 5,351
Gross profit	571	105	160	324
Loss from continuing operations	(899)	(1,404)	(1,850)	(1,551)
Net loss	(899)	(1,404)	(1,850)	(1,551)
Basic and diluted loss from continuing operations per common share	$ (.26)	$ (0.41)	$ (0.54)	$ (0.45)
Net loss				
Basic	$ (0.26)	$ (0.41)	$ (0.54)	$ (0.45)
Diluted	$ (0.26)	$ (0.41)	$ (0.54)	$ (0.45)
Fiscal year 2000:				
Net sales	$ 6,124	$ 5,210	$ 4,770	$ 4,581
Gross profit	976	381	150	121
Loss from continuing operations	(420)	(1,019)	(2,839)	(1,786)
Net loss	(420)	(1,019)	(2,839)	(1,786)
Basic and diluted loss from continuing operations per common share	$ (0.12)	$ (0.30)	$ (0.82)	$ (0.52)
Net loss				
Basic	$ (0.12)	$ (0.30)	$ (0.82)	$ (0.52)
Diluted	$ (0.12)	$ (0.30)	$ (0.82)	$ (0.52)

PRICE RANGE OF COMMON STOCK

The following table summarizes the high and low sales prices of the common stock provided to the Company by the Nasdaq Stock Market prior to its delisting on April 25, 2001 and by the Over the Counter Bulletin Board after that date.

	Price(1)	
	High	Low
FISCAL 2000		
September-November	$ 2.34	$ 1.38
December-February	1.75	1.38
March-May	1.56	1.06
June-August	1.19	0.59
FISCAL 2001		
September-November	$ 1.41	$ 0.81
December-February	1.00	0.63
March-May	0.97	0.42
June-August	0.63	0.36

(1) The prices shown represent quotations between dealers and do not include mark-ups, mark-downs or commissions, and may not represent actual transactions.

The number of shareholders of record of the Company as of November 26, 2001 was approximately 712. The only stock of the Company outstanding is common stock par value $0.20 per share.

Report of Independent Auditors

Board of Directors
Temtex Industries, Inc.

We have audited the accompanying consolidated balance sheets of Temtex Industries, Inc. and subsidiaries as of August 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temtex Industries, Inc. and subsidiaries at August 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of three years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, the Company's recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note A. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

Dallas, Texas
October 31, 2001

Company Officers

James E. Upfield
Chairman of the Board

E. R. Buford
President and Chief Executive Officer

R. L. DeLozier
Secretary and Treasurer

Board of Directors

James E. Upfield
Chairman of the Board

E. R. Buford
President and Chief Executive Officer

Scott K. Upfield
President, Treasurer and Director of Insurance Technologies Corporation

Larry J. Parsons
Retired in 1988 as partner of Ernst & Whinney (now known as Ernst & Young LLP), an international public accounting firm.

Richard W. Griner
Director, President and Chief Operating Officer of The Hart Group, Director and President of HC Industries, Inc., and Director of Polyisocyanurate Manufacturers Association.

Dividends

The Company has never paid a cash dividend on its common stock.

Registrar and Transfer Agent

American Stock Transfer & Trust Company
1-800-937-5449

Legal Counsel

Arter & Hadden
Dallas, Texas

Certified Public Accounts

Ernst & Young LLP
Dallas, Texas

Corporate Office

5400 LBJ Freeway, Suite 1375
Dallas, Texas 75240

Over-The-Counter Bulletin Board (OTCBB) Symbol

TMTX

Notice of Annual Meeting

The next meeting of Temtex shareholders will be held at 10:00 A.M. on March 7, 2002 at the Company's executive offices located at 5400 LBJ Freeway, Suite 1375, Dallas, Texas 75240.

Temtex Industries, Inc.
5400 LBJ Freeway
Suite 1375
Dallas, Texas 75240
(972) 726-7175